January 25, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (801) 961-4001

Mr. John Rask, President
Apex Resources Group, Inc.
299 S. Main Street, Suite 1300
Salt Lake City, Utah   84111

**RE: Apex Resources Group, Inc.
File No. 002-91973
Form 10-KSB/A No. 1 for the year ended June 30, 2007
Form 10-QSB for the quarter ended September 30, 2007**

Dear Mr. Rask:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB and Forms 10-QSB

Financial Statements

Balance Sheet, page F-2

1.   We note your presentation of available for sale securities. Based on disclosures in other sections of the filing and in subsequent Forms 10-QSB, it appears that this investment consists of 14% interest in the common stock of Omega Ventures Group, Inc. ("OMGV"). Also, based on public information regarding OMGV, it appears the market price of OMGV's equity securities at fiscal year-end and subsequent interim periods exceeded the carrying value of your investment in OMGV. Please explain to us how you considered paragraph 3.a. and footnote 2 of SFAS 115 (before amendment by SFAS 157) as it relates to the requirement to measure available for sale securities at fair value.

2.   Please note that SFAS 115 does not provide for adjustments to the market price. If you are relying on SFAS 157 for estimating the fair value, please address the following comments:
   - Describe any information that you have, or factors you have identified, about OMGV that you believe is not reflected in the market price of its shares (e.g., the securities are thinly traded, trading restrictions, etc.).
   - Tell us the amount of the adjustment associated with each factor and how you determined the amount of each adjustment.
   - Tell us how SFAS 157 supports your estimation of fair value.

3.   Please explain to us how you considered the Investment Company Act of 1940 in determining whether the Company would be subject to regulation as an investment company under this Act.

        As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant